Free Writing Prospectus (To the Prospectus dated July 23, 2013, the Prospectus Supplement dated July 23, 2013, and the Product Prospectus Supplement dated July 25, 2013)	Filed Pursuant to Rule 433 Registration No. 333-189888 June 4, 2014
Royal Bank of Canada	$ Bullish Barrier Enhanced Return Notes due June 8, 2018 Linked to the EURO STOXX 50® Index Senior Global Medium-Term Notes, Series F
General
•
The Notes are designed for investors who seek a return of 1.74 times the appreciation of the EURO STOXX 50® Index.  Investors should be willing to forgo interest and dividend payments and, if the Index declines by more than 30%, be willing to lose some or all of their principal.

•	Senior unsecured obligations of Royal Bank of Canada maturing June 8, 2018.(a) (b)
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
•	The Notes are expected to price on or about June 5, 2014(b) (the “pricing date”) and are expected to be issued on or about June 10, 2014(b) (the “issue date”).
Key Terms	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the product prospectus supplement.
Issuer:	Royal Bank of Canada
Reference Asset:	EURO STOXX 50® Index (the “Index”; Bloomberg ticker symbol “SX5E <Index>”)
Leverage Factor:	1.74
Payment at Maturity:
If the Final Level is greater than the Initial Level, you will receive a cash payment that provides you with a return equal to the Percentage Change multiplied by the Leverage Factor.  Accordingly, if the Percentage Change is positive, your payment per $1,000 in principal amount of the Notes will be calculated as follows:

$1,000 + [$1,000 x (Percentage Change x Leverage Factor)]

If the Final Level is equal to or less than the Initial Level but greater than or equal to the Barrier Level, resulting in a Percentage Change that is equal to or less than 0% but greater than or equal -30%, you will receive the principal amount of your Notes at maturity.

If the Final Level is less than the Barrier Level, you will lose 1% of the principal amount of your Notes for every 1% that the Final Level declines from the Initial Level.  Accordingly, if the Percentage Change is less than -30%, your payment per $1,000 in principal amount of the Notes will be calculated as follows:

$1,000 + ($1,000 x Percentage Change)

If the Final Level is less than the Initial Level by more than 30%, you will lose 1% of the principal amount of your Notes for every 1% that the Percentage Change is less than 0%.  Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Royal Bank of Canada to satisfy its obligations as they come due, see “Selected Risk Considerations—Credit of Issuer” in this free writing prospectus.

Percentage Change:	The performance of the Index from the Initial Level to the Final Level, calculated as follows: Final Level – Initial Level Initial Level
Barrier Level:	70% of the Initial Level.
Initial Level:	An intraday level of the Index on the pricing date, which may be higher or lower than the closing level of the Index on that day.
Final Level:	The closing level of the Index on the valuation date.
Valuation Date(a) (b):	June 5, 2018
Maturity Date(a) (b):	June 8, 2018
Calculation Agent:	RBC Capital Markets, LLC
CUSIP/ISIN:	78010UA72/US78010UA723
Estimated Value:
The estimated initial value of the Notes as of the pricing date is expected to be between $948.77 and $968.77 per $1,000 in principal amount. The final pricing supplement relating to the Notes will set forth our estimate of the initial value of the Notes as of the pricing date.  The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount.

(a)	Subject to postponement if a market disruption event occurs, as described under “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.
(b)	Expected. In the event we make any change to the expected pricing date and issue date, the valuation date and the maturity date will be changed so that the stated term of the Notes remains the same.

Investing in the Notes involves a number of risks.  See “Additional Risk Factors Specific to the Notes” beginning on page PS-4 of the product prospectus supplement, “Risk Factors” beginning on page S-1 of the prospectus supplement and beginning on page 1 of the prospectus and “Selected Risk Considerations” beginning on page FWP-4 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.

	Price to Public1	Underwriting Commission2	Proceeds to Royal Bank of Canada
Per Note	$1,000	$5	$995
Total	$	$	$

1
Certain fiduciary accounts purchasing the Notes will pay a purchase price of $995 per Note, and the placement agent will forgo any fees with respect to sales made to those accounts.  The price to the public for all other purchases of the Notes is 100%.

2	J.P. Morgan Securities LLC will act as placement agent for the Notes.

RBC Capital Markets, LLC	JPMorgan
Placement Agent

Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this free writing prospectus relates.  Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov.  Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-866-609-6009.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus.  We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes, in which case we may reject your offer to purchase.

ADDITIONAL TERMS OF THE NOTES

You should read this free writing prospectus together with the prospectus dated July 23, 2013, as supplemented by the prospectus supplement dated July 23, 2013 and the product prospectus supplement dated July 25, 2013, relating to our Senior Global Medium-Term Notes, Series F, of which these Notes are a part. Capitalized terms used but not defined in this free writing prospectus will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this free writing prospectus will control.  You should read this free writing prospectus carefully.

This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated July 23, 2013 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated July 25, 2013, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated July 23, 2013:
http://www.sec.gov/Archives/edgar/data/1000275/000121465913004043/f722130424b3.htm

Prospectus Supplement dated July 23, 2013:
http://www.sec.gov/Archives/edgar/data/1000275/000121465913004045/j716130424b3.htm

Product Prospectus Supplement ERN-EI-1 dated July 25, 2013:
http://www.sec.gov/Archives/edgar/data/1000275/000121465913004079/a724130424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this free writing prospectus, the “Company,” “Royal Bank”, “we,” “us,” or “our” refers to Royal Bank of Canada.

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What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the Notes.  The “total return,” as used in this free writing prospectus, is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 in principal amount of the Notes to $1,000.  The hypothetical total returns and examples set forth below assume an Initial Level of 3,000.00, a Barrier Level of 2,100.00, and hypothetical Final Levels as set forth below.  The actual Initial Level and Barrier Level will be determined on the pricing date, and the actual Final Level will be determined based on the closing level of the Index on the valuation date.  The hypothetical total returns and examples set forth below are for illustrative purposes only and may not be the actual total returns applicable to the Notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.  The examples below do not take into account any tax consequences from investing in the Notes.

Final Level	Percentage Change	Payment at Maturity	Total Return on the Notes
4,500.00	50.00%	$1,870.00	87.00%
4,200.00	40.00%	$1,696.00	69.60%
3,900.00	30.00%	$1,522.00	52.20%
3,600.00	20.00%	$1,348.00	34.80%
3,450.00	15.00%	$1,261.00	26.10%
3,300.00	10.00%	$1,174.00	17.40%
3,240.00	8.00%	$1,139.20	13.92%
3,150.00	5.00%	$1,087.00	8.70%
3,075.00	2.50%	$1,043.50	4.35%
3,000.00	0.00%	$1,000.00	0.00%
2,850.00	-5.00%	$1,000.00	0.00%
2,700.00	-10.00%	$1,000.00	0.00%
2,400.00	-20.00%	$1,000.00	0.00%
2,100.00	-30.00%	$1,000.00	0.00%
1,800.00	-40.00%	$600.00	-40.00%
1,500.00	-50.00%	$500.00	-50.00%
1,200.00	-60.00%	$400.00	-60.00%
900.00	-70.00%	$300.00	-70.00%
600.00	-80.00%	$200.00	-80.00%
300.00	-90.00%	$100.00	-90.00%
0.00	-100.00%	$0.00	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from an Initial Level of 3,000.00 to a Final Level of 3,300.00, resulting in a Percentage Change of 10.00%.

Because the Percentage Change is greater than 0%, the investor receives a payment at maturity of $1,174.00 per $1,000 in principal amount of the Notes, calculated as follows:

$1,000 + [$1,000 x (10.00% x 1.74)] = $1,174.00

Example 2: The level of the Index decreases from an Initial Level of 3,000.00 to a Final Level of 2,700.00, resulting in a Percentage Change of -10.00%.

Because the Percentage Change is equal to or less than 0% and greater than or equal to -30%, the investor will receive a payment at maturity of $1,000 per $1,000 in principal amount of the Notes.

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Example 3: The level of the Index decreases from an Initial Level of 3,000.00 to a Final Level of 1,500.00, resulting in a Percentage Change of -50.00%.

Because the Percentage Change is less than -30%, the investor will receive a payment at maturity of $500.00 per $1,000 in principal amount of the Notes, calculated as follows:

$1,000 + ($1,000 x -50%) = $500.00

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Selected Purchase Considerations

•	Appreciation Potential—The Notes provide the opportunity to enhance equity returns by multiplying a positive Percentage Change by the Leverage Factor.

•
Limited Protection Against Loss— Payment at maturity of the principal amount of the Notes is protected against a decline in the Final Level, as compared to the Initial Level, of up to 30%.  If the Final Level declines from the Initial Level by more than 30%, you will lose an amount equal to 1% of the principal amount of your Notes for every 1% that the Percentage Change is less than 0%.  Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due and is not guaranteed by any third party. For a description of the risks with respect to the credit of Royal Bank of Canada, see “Selected Risk Considerations—Credit of Issuer” in this free writing prospectus.

Selected Risk Considerations

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Index.  These risks are explained in more detail in the section “Additional Risk Factors Specific to the Notes,” beginning on page PS-4 of the product prospectus supplement.  In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:

•
Principal at Risk – Investors in the Notes could lose all or a substantial portion of their principal amount if there is a decline in the level of the Index.  If the Final Level is less than the Initial Level by more than 30%, you will lose 1% of the principal amount of your Notes for each 1% that the Final Level is less than the Initial Level.

•
The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity – There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity.  The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments.  Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of Royal Bank.

•
Credit of Issuer – The Notes are Royal Bank’s senior unsecured debt securities.  As a result, your receipt of the amount due on the maturity date is dependent upon Royal Bank’s ability to repay its obligations at that time.  This will be the case even if the level of the Index increases after the pricing date.  No assurance can be given as to what our financial condition will be at the maturity of the Notes.

•
There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses – There may be little or no secondary market for the Notes.  The Notes will not be listed on any securities exchange.  RBCCM and other affiliates of Royal Bank may make a market for the Notes; however, they are not required to do so.  RBCCM or any other affiliate of Royal Bank may stop any market-making activities at any time.  Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.  We expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

•
You Will Not Have Any Rights to the Securities Included in the Index – As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities included in the Index would have.

•
Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the Notes;

•	the dividend rate on the securities included in the Index;

•	interest and yield rates in the market generally;

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•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•
The Estimated Initial Value of the Notes Will Be Less than the Price to the Public – The estimated initial value that will be set forth in the final pricing supplement for the Notes does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time.  If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the estimated initial value.  This is due to, among other things, changes in the level of the Index, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the costs relating to our hedging of the Notes.  These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•
The Estimated Initial Value of the Notes That We Will Provide in the Final Pricing Supplement Will Be an Estimate Only, Calculated as of the Pricing Date – The value of the Notes at any time after the pricing date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy.  As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the estimated initial value of your Notes.

•
An Investment in the Notes Is Subject to Risks Relating to Non-U.S. Securities Markets – Because foreign companies or foreign equity securities included in the Index are publicly traded in the applicable foreign countries and are denominated in currencies other than U.S. dollars, an investment in the Notes involves particular risks. For example, the non-U.S. securities markets may be more volatile than the U.S. securities markets, and market developments may affect these markets differently from the U.S. or other securities markets. Direct or indirect government intervention to stabilize the securities markets outside the U.S., as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets. Also, the public availability of information concerning the foreign issuers may vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the foreign issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

The securities included in the Index are issued by companies located within the Eurozone, which is and has been undergoing severe financial stress, and the political, legal and regulatory ramifications are impossible to predict. Changes within the Eurozone could have a material adverse effect on the performance of the Index and, consequently, on the value of the Notes.

•
Market Disruption Events or Unavailability of the Level of the Index and Adjustments – The payment at maturity, the valuation date and the level of the Index are subject to adjustment as described in the product prospectus supplement.  For a description of what constitutes a market disruption event as well as the consequences of that market disruption event and the unavailability of the level of the Index on the valuation date, see “General Terms of the Notes—Unavailability of the Level of the Reference Asset” and “—Market Disruption Events” in the product prospectus supplement.

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Historical Information

The following graph sets forth the historical performance of the Index based on the daily closing levels from January 2, 2002 through June 3, 2014.  The closing level of the Index on June 3, 2014 was 3,241.04.

We obtained the Index closing levels below from Bloomberg L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P.  The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Final Level.  We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

All disclosures contained in this free writing prospectus regarding the Index, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, STOXX Limited (“STOXX”). STOXX has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of STOXX discontinuing publication of the Index are discussed in the section of the product prospectus supplement entitled “General Terms of the Notes—Unavailability of the Level of the Reference Asset.” Neither we nor RBCCM accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

The Index was created by STOXX, as a joint venture between Deutsche Börse AG and SIX Group AG.  Publication of the Index began in February 1998, based on an initial level of 1,000 at December 31, 1991.  Changes to the component stocks are implemented on the third Friday in September and are effective the following trading day.  Changes in the composition of the Index are made to ensure that the Index includes the 50 market sector leaders from within the Dow Jones EURO STOXX Total Market Index.  Additional information about the Index is available on the STOXX website: http://www.stoxx.com.  However, information included in that website is not included or incorporated by reference in this free writing prospectus.

For each of the 19 EURO STOXX regional supersector indices, the stocks are ranked in terms of free-float market capitalization.  The largest stocks are added to the selection list until the coverage is close to, but still less than, 60% of the free-float market capitalization of the corresponding supersector index.  If the next highest-ranked stock brings the coverage closer to 60% in absolute terms, then it is also added to the selection list. All current stocks in the Index are then added to the selection list.  All of the stocks on the selection list are then ranked in terms of free-float market capitalization to produce the final index selection list.  The largest 40 stocks on the selection list are selected; the remaining 10 stocks are selected from the largest remaining current stocks ranked between 41 and 60; if the number of stocks selected is still below 50, then the largest remaining stocks are selected until there are 50 stocks. In exceptional cases, STOXX’s management board can add stocks to and remove them from the selection list.

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The index components are subject to a capped maximum index weight of 10%, which is applied on a quarterly basis

The Index is composed of 50 component stocks of market sector leaders from within the EURO STOXX® supersector indices, which includes stocks selected from the Eurozone portion of the STOXX Europe 600® supersector indices. The component stocks have a high degree of liquidity and represent the largest companies across a wide range of market sectors.

Index Composition and Maintenance

The composition of the Index is reviewed annually, based on the closing stock data on the last trading day in August.  The component stocks are announced on the first trading day in September.

The free float factors for each component stock used to calculate the Index, as described below, are reviewed, calculated, and implemented on a quarterly basis and are fixed until the next quarterly review.

The Index is subject to a “fast exit rule.”  The index components are monitored for any changes based on the monthly selection list ranking.  A stock is deleted from the Index if: (a) it ranks 75 or below on the monthly selection list and (b) it has been ranked 75 or below for a consecutive period of two months in the monthly selection list.  The highest-ranked stock that is not an index component will replace it.  Changes will be implemented on the close of the fifth trading day of the month, and are effective the next trading day.

The Index is also subject to a “fast entry rule.”  All stocks on the latest selection lists and initial public offering (IPO) stocks are reviewed for a fast-track addition on a quarterly basis. A stock is added, if (a) it qualifies for the latest STOXX blue-chip selection list generated end of February, May, August or November and (b) it ranks within the “lower buffer” on this selection list.

The Index is also reviewed on an ongoing basis.  Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings, and bankruptcy) that affect the index composition are immediately reviewed.  Any changes are announced, implemented, and effective in line with the type of corporate action and the magnitude of the effect.

Index Calculation

The Index is calculated with the “Laspeyres formula,” which measures the aggregate price changes in the component stocks against a fixed base quantity weight.  The formula for calculating the index value can be expressed as follows:

Index = free float market capitalization of the Index at the time    x 1000
adjusted base date market capitalization of the Index

The “free float market capitalization of the Index” is equal to the sum of the products of the closing price, market capitalization and free float factor, as of the time that the Index is being calculated. The divisor of the Index is adjusted to maintain the continuity of the Index’s values across changes due to corporate actions, such as the deletion and addition of stocks, the substitution of stocks, stock dividends, and stock splits.

License Agreement

Royal Bank of Canada has entered into a non-exclusive license agreement with STOXX, which grants us a license in exchange for a fee to use the Index in connection with the issuance of certain securities, including the Notes.

STOXX has no relationship to Royal Bank of Canada, other than the licensing of the Index and its service marks for use in connection with the Notes.

STOXX does not:

▪	sponsor, endorse, sell or promote the Notes.

▪	recommend that any person invest in the Notes or any other financial products.

▪	have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Notes.

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▪	have any responsibility or liability for the administration, management or marketing of the Notes.

▪	consider the needs of the Notes or the owners of the Notes in determining, composing or calculating the Index or have any obligation to do so.

STOXX will not have any liability in connection with the Notes.  Specifically, STOXX does not make any warranty, express or implied, and STOXX disclaims any warranty about:

•	the results to be obtained by the Notes, the owner of the Notes or any other person in connection with the use of the Index and the data included in the Index;

•	the accuracy or completeness of the Index or its data;

•	the merchantability and the fitness for a particular purpose or use of the Index or its data;

•	any errors, omissions or interruptions in the Index or its data; and

•	any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX knows that they might occur.

The licensing relating to the use of the Index and trademark referred to above by Royal Bank of Canada is solely for the benefit of Royal Bank, and not for any other third parties.

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Supplemental Plan of Distribution

J.P. Morgan Securities LLC will act as placement agent for the Notes and will receive a fee from us or one of our affiliates of $5 per $1,000 in principal amount of the Notes. J.P. Morgan Securities LLC may act on behalf of an affiliate and may reallow all or a portion of fees received in connection with the distribution of the Notes to such affiliate.

We expect that delivery of the Notes will be made against payment for the Notes on or about June 10, 2014, which is the third business day following the pricing date (this settlement cycle being referred to as “T+3”).

In addition, RBCCM or another of its affiliates or agents may use this document in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

The value of the Notes shown on your account statement will be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do).  That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs.  For a period of approximately six months after the issue date of the Notes, the price shown on your account statement is expected to be higher than RBCCM’s estimated value of the Notes.  This is because the estimated value of the Notes will reflect the reduction of the underwriting discount and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period is expected to be a higher amount, reflecting the amortization of RBCCM’s underwriting discount and our estimated profit from hedging the Notes.  After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect its estimated value.

The Notes are our debt securities, the return on which is linked to the performance of the Index.  As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing.  In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity.  This relatively lower implied borrowing rate, which is reflected in the economic terms of the Notes, along with the fees and expenses associated with structured notes, typically reduces the estimated initial value of the Notes at the time the terms of the Notes are set.

In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries.  The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Index, and the tenor of the Notes.  The economic terms of the Notes depend in part on the terms of these hedging arrangements.

The lower implied borrowing rate, the underwriting commission and the hedging-related costs relating to the Notes reduce the economic terms of the Notes to you and result in the estimated initial value for the Notes (estimated at the time the terms of the Notes are set) being less than their public offering price.  See “Selected Risk Considerations—The Estimated Initial Value of the Notes Will Be Less than the Price to the Public” above.

U.S. Federal Tax Consequences

In the opinion of our counsel, Morrison & Foerster LLP, it would generally be reasonable to treat a Note with terms described herein as a pre-paid cash-settled derivative contract in respect of the Index for U.S. federal income tax purposes, and the terms of the Notes require a holder and us (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the Notes for all tax purposes in accordance with such characterization.  However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion in the product prospectus supplement dated July 25, 2013 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes.

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A “dividend equivalent” payment is treated as a dividend from sources within the U.S. and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder (as defined in the product prospectus supplement).  Under proposed U.S. Treasury Department regulations, certain payments (including deemed payments) that are contingent upon or determined by reference to actual or estimated U.S. source dividends, with respect to certain equity-linked instruments, whether explicitly stated or implicitly taken into account in computing one or more of the terms of such instruments, including the Notes, may be treated as dividend equivalents.  If enacted in their current form, the regulations will impose a withholding tax on payments made on the Notes on or after January 1, 2016 that are treated as dividend equivalents.  However, the U.S. Treasury Department and Internal Revenue Service have announced that they intend to limit this withholding to equity-linked instruments issued on or after the date that is 90 days after the date of publication in the U.S. Federal Register of final regulations addressing dividend equivalent withholding. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

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